UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §§ 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO §§ 240.13d-2(a)

 (Amendment No.  1)*

Verecloud, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92340Q108
(CUSIP Number)

John McCawley c/o Verecloud, Inc. 6560 South Greenwood Plaza Boulevard Number 400 Englewood, CO 80111 (877) 711-6492
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92340Q108

1.	Names of Reporting Persons
John McCawley

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.		SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
41,720,000
Number of
Shares	8.	Shared Voting Power
Beneficially		N/A
Owned by
Each	9.	Sole Dispositive Power
Reporting		41,720,000
Person With
	10.	Shared Dispositive Power
N/A

11.		Aggregate Amount Beneficially Owned by Each Reporting Person
41,720,000*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11)
58.41%

14.		Type of Reporting Person (See Instructions)
IN

* The reporting person's ownership was previously reported as 10,580,000 but has been adjusted to reflect the 4-for-1 Common Stock split that occurred on January 25, 2010.

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INTRODUCTORY STATEMENT

This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by John McCawley (the "Reporting Person"), on January 15, 2010 (the "Schedule 13D"), with the Securities and Exchange Commission.  This Amendment is being filed to report the transfer of common stock, par value $0.001 per share (the "Common Stock"), of Verecloud, Inc., a Nevada corporation, (the "Issuer"), as more specifically described below.  References to shares of Common Stock herein reflect the 4-for-1 stock split effected by the Issuer on January 25, 2010.

This Amendment amends and restates the information previously set forth in the Schedule 13D's Items, 1, 2, 4, 5, 6, and 7.  There are no material changes to the information provided in Item 3 of the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Title and class of securities: Common Stock, par value $0.001 per share

Issuer: Verecloud, Inc.

Name and address of principal executive offices of Verecloud, Inc.: 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, CO 80111

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Name of the Reporting Person: John McCawley

(b) Address of Reporting Person: c/o Verecloud, Inc., 6560 South Greenwood Plaza Boulevard, Number 400, Englewood, CO 80111

(c) The Reporting Person is the Chief Executive Officer of Verecloud, Inc.

(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person received these shares as consideration for the exchange of 100% of his membership interest in Cadence II, LLC, a Colorado limited liability company for shares in Sage Interactive, Inc. (now Verecloud, Inc.).  The Reporting Person is filing this Schedule 13D to report the disposition of an aggregate of 600,000 shares of the Issuer's Common Stock.  The Reporting Person transferred this Common Stock, for no cash consideration for services rendered to the Issuer, to ChangeWave, Inc. ("ChangeWave") pursuant to an agreement dated November 1, 2010 by and between the Issuer and ChangeWave, whereby ChangeWave will provide investor relations and shareholder marketing services for the Issuer as further described in Item 6 and Exhibit 1 of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 41,720,000 of the Issuer's Common Stock, representing approximately 58.41% of the Issuer's Common Stock currently outstanding.

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(b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 41,720,000 shares of the Issuer's Common Stock currently outstanding.

(c) Since the filing of the Schedule 13D, the Reporting Person engaged in two transactions, one of which occurred in the last 60 days, causing the Reporting Person's aggregate beneficial ownership to decrease.  On each of December 10, 2010 and March 15, 2011, the Reporting Person transferred 300,000 shares of Common Stock to ChangeWave for no cash consideration for services rendered to the Issuer, pursuant to an agreement dated November 1, 2010 by and between the Issuer and ChangeWave, whereby ChangeWave will provide investor relations and shareholder marketing services for the Issuer as further described in Item 6 and Exhibit 1 of this Amendment.

(d) This transfer of shares was for no cash consideration for services rendered to the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 1, 2010, the Issuer entered into an agreement with ChangeWave pursuant to which ChangeWave will provide investor relations and shareholder marketing services for the Issuer. The term of agreement is November 1, 2010 to October 31, 2011. As compensation for these services, ChangeWave will receive 1,200,000 restricted shares of Common Stock over the term of the agreement (600,000 of which shares of Common Stock have been transferred by the Reporting Person as described herein). Pursuant to an agreement between the Issuer and the Reporting Person, the Reporting Person agreed to transfer these shares to ChangeWave on the Issuer's behalf.  These shares are earned and payable quarterly beginning on November 1, 2010 with the final installment due on August 1, 2011. The contract may be terminated by the Issuer without cause with ten days notice to ChangeWave. In the event of termination, the Issuer is obligated for only those shares issued prior to the date of termination. (See Exhibit 1).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follow:

Exhibit 1 – Professional Services Agreement by and between the Issuer and ChangeWave, Inc. dba NBT Communications dated November 1, 2010.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2011

/s/ John McCawley
John McCawley

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Exhibit 1

Professional Services Agreement

1.	Parties

This Professional Services Agreement (“Agreement”) is between Verecloud, Inc. (“Verecloud”) and ChangeWave, Inc. dba NBT Communications (“NBT”).

2.	Term of this Agreement

The term of this Agreement shall be for 12 months, commencing November 1, 2010 and expiring October 31, 2011 (“Term”); provided, however, Verecloud may terminate this Agreement without cause and at its sole discretion by sending NBT a notice of termination (“Termination Notice”)  The Termination Notice shall be effective ten (10) days after receipt thereof by NBT.

3.	Services to be Performed by NBT

NBT shall perform professional services (“Services”) of the following general nature for Verecloud, as set forth in NBT’s Proposal dated November 1, 2010, a copy of which is attached hereto as Exhibit A, but subject to the direction of Verecloud and the prior approval of Verecloud as to the of the Services to be provided: (i) Investor Relations and shareholder marketing consulting; (ii) Institutional Investor Targeting and Presentations; (iii) NBT Research reports and updates; (iv) Facebook/Twitter Site Management; (vi) Web Site/Eletter Sponsorship; (vii) Verecloud Investor Presentation development; and (iv) Press Releases as requested.

4.	Payment

Verecloud shall pay NBT for Services as follows:
•	Within 30 days of signing of this agreement – 300,000 common shares
•	February 1, 2011 – 300,000 common shares
•	May 1, 2011 – 300,000 common shares
•	August 1, 2011 – 300,000 common shares

Share certificates will be in the name of Changewave, Inc. In the event of termination, Verecloud shall be obligated to pay only those shares earned per the above schedule prior to the date of termination.

5.	State and Federal Taxes

NBT shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of remuneration paid to NBT for the performance of Services.  This includes Income, Social Security, Medicare and Self-Employment taxes.  NBT shall also pay all unemployment contributions related to the performance of Services.  NBT shall defend and indemnify Verecloud with regard to any such payments, as set forth in Section 10 of this Agreement.

6.	NBT Status

The parties intend NBT to act as an independent contractor in the performance of Services.  NBT shall have the right to control and determine the methods and means of performing Services.  NBT shall use its own expertise and judgment in performing Services, recognizing that Verecloud is relying on NBT to consult, when appropriate, with employees of Verecloud and its subsidiaries and affiliated companies.  NBT, at NBT’s sole expense, shall provide all equipment, tools and supplies necessary to perform Services.

7.	Other Clients of NBT

Verecloud understands that, in addition to providing services to Verecloud on its matters, NBT may be retained, directly or indirectly, by other entities or individuals to provide services separate and apart from Services.  NBT shall be responsible for following appropriate procedures to avoid any breach of client confidentiality or any conflicts of interest on the part of NBT which regard to the performance of Services.  These procedures include, but are not limited to, the following:

a.
The parties associated with any matter for which NBT is retained outside of Services and which pertain to Verecloud and its business, must be processed in advance for conflicts with Verecloud and any of its subsidiaries and affiliated companies.  If a conflict of interest exists or appears to exist, NBT shall not perform any such services for such third party, unless and until the conflict is resolved to the satisfaction of Verecloud.

b.
NBT shall not discuss with its other clients Services being performed pursuant to this Agreement; likewise, NBT shall not discuss with any Verecloud personnel issues pertaining to NBT’s work for its other clients.

8.	Expenses

Out-of-pocket expenses NBT reasonably incurs in connection with Services will be invoiced to Verecloud on a monthly basis, with Verecloud having the right to approve in writing and in advance all such expenses which are over $100.00 or are over $1,500.00 cumulatively in any calendar month.  Telephone, photocopy, postage, travel, electronic data services, interactive services and editorial lunches will be invoiced to Verecloud at cost and without a mark-up or charge of any kind.  For expenses outside the normal scope of the Services (e.g., printing and outside graphics, photo reproduction for use in media kits, video and audio production, rental items (such as tables, chairs and sound systems at events) and postage for shipping of media materials), NBT will submit detailed estimates to Verecloud for its review and approval prior to such expenditures being incurred.  Such expenses will also be invoiced to Verecloud on a monthly basis.  Air travel shall be coach class, and NBT personnel shall stay only at hotels with reasonable rates and which are not rated higher than Four Star.

9.	Confidential Information

In order to assist NBT in the performance of Services, Verecloud may supply NBT, from time to time, with confidential information concerning Verecloud and its subsidiaries and affiliated companies, and their respective customers and suppliers, hereinafter referred to as “Confidential Information.”  NBT shall hold confidential and not disclose to others, either directly or indirectly, any and all Confidential Information, propriety information, investor information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, investors, bankers, markets, software, developments, inventions, processes, formulas, technology, designs, financial data and other business information which may be learned from Verecloud and/or its subsidiaries and affiliated companies before and during the Term of this Agreement, unless the same have been furnished directly to NBT by Verecloud and NBT is advised in writing by Verecloud that such information need not be treated as Confidential Information.  NBT acknowledges that the terms and conditions of this Agreement are deemed confidential by Verecloud and agrees not to disclose any information regarding it to any third party, without Verecloud’s prior written consent.  All documents containing Confidential Information shall be returned to Verecloud, and no copies shall be retained by NBT, on the termination or expiration of this Agreement.  Notwithstanding the foregoing, such duty of confidentiality shall not extend to information which rightfully is or comes into the public domain, is rightfully obtained for third parties under a duty of confidentiality or which is independently developed without reference to Verecloud’s Confidential Information.  The duties of confidentiality imposed by this Agreement shall survive any termination or expiration of this Agreement for a period of three (3) years. All data and information developed by NBT (including notes, summaries, and reports), while performing Services, shall be kept strictly confidential and shall not be revealed to third parties, without Verecloud’s prior written consent thereto.  All such data and information shall be delivered to Verecloud by NBT at Verecloud’s request.

10.	Indemnification

(a)
Verecloud shall defend, indemnify and hold NBT harmless from and against any loss, damage, liability, claim, demand, action, cost and expense (including reasonable attorneys’ fees and costs) (collectively, “Loss”) resulting from any third party claim or action or the commencement of any lawsuit or proceeding against NBT arising out of or are in connection with information or materials supplied to NBT by Verecloud to the extent that such material is furnished, prepared, approved and/or used by NBT and the final copy is approved by Verecloud.

(b)
NBT shall defend, indemnify and hold Verecloud harmless from and against any Loss resulting from any third party claim or action  or the commencement of any lawsuit proceeding against Verecloud arising out of or in connection with: (i) material prepared by NBT on Verecloud’s behalf to the extent it asserts a claim for infringement of copyright, piracy or plagiarism; (ii) NBT’s failure to follow Verecloud’s express written instructions; (iii) NBT negligence or willful misconduct; (iv) the failure of NBT to properly manage its personnel with regard to Services; or (v) the failure by NBT to pay State and Federal taxes pursuant to Section 5 of this Agreement.

(c)
Upon the assertion of any claim or the commencement of any lawsuit or proceeding against either party (such party, “Indemnitee”) that may give rise to liability of the other party (such party, “Indemnitor”) under this Agreement, the Indemnitee shall notify the Indemnitor of the existence of such claim as soon as reasonably possible and shall give the Indemnitor reasonable opportunity to defend and/or settle the claim at its own expense and with counsel of its own selection.  The Indemnitee shall, at all times, have the right to fully participate in such defense at its own expense and shall not be obligated, against its consent, to participate in any settlement which it reasonably believes would have an adverse effect on its business.  The Indemnitee shall make available to the Indemnitor all books and records relating to the claim, and the parties agree to render to each other such assistance as may reasonably be requested in order to insure a proper and adequate defense.

(d)	Section 10 of this Agreement shall survive the expiration or termination of the Term of this Agreement.

11.	Assignment of the Agreement; Delegation of Responsibilities; Successors and Assignees

NBT shall not assign any of its rights under this Agreement or delegate any of its responsibilities without the prior written consent of Verecloud, which may be exercised in its sole discretion.  This Agreement binds and benefits the heirs, successors and assignees of the parties to this Agreement, subject to the prohibition on assignments contained in this Section 11.

12.	Notices

All notices, requests and demands to or upon a party hereto, to be effective, shall be in writing and shall be sent: (i) certified or registered mail, return receipt requested; (ii) by personal delivery against receipt; (iii) by overnight courier; or (iv) by facsimile and, unless otherwise expressly provided herein, shall be deemed to have been validly served, given, delivered and received: (x) on the date indicated on the receipt, when delivered by personal delivery against receipt or by certified or registered mail; (y) one business day after deposit with an overnight courier; or (z) in the case of facsimile notice, when sent.  Notices shall be addressed as follows:

Verecloud Group, Inc.
6560 S. Greenwood Plaza Blvd.
Suite 400
Englewood, CO 80111
Attention: John McCawley

ChangeWave Corporation dba NBT Communications
6116 Rosemont Circle North
Bethesda, MD  20852
Fax No. (240) 483-4629
Attention: Tobin S. Smith
Chief Executive Officer

13.	Non-Solicitation

During the Term of this Agreement and for a one (1) year period thereafter, neither party shall solicit, employ or attempt to employ, directly or indirectly, (whether as an employee, consultant or otherwise) any employee of the other party (or any former employee whose employment terminated within the previous one (1) year period), without the other party’s prior written consent exercisable in its sole discretion.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without resort to Maryland’s conflict-of-laws rules.

15.	Dispute Resolution

If a dispute arises relating to this Agreement or the termination thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, claims of discrimination or any other claims under any federal, state, local  or foreign law or regulation now in existence or hereinafter enacted, and as amended from time to time (“Dispute), the parties shall attempt in good faith to settle the Dispute through mediation conducted by a mediator to be mutually selected by the parties. The parties shall share the costs of the mediator equally.  Each party shall cooperate fully and fairly with the mediator, and shall reach a mutually satisfactory compromise of the Dispute.  If the Dispute is not resolved within thirty (30) days after it is referred to the mediator, it shall be resolved through final and binding arbitration, as specified in this Section 15.

Binding arbitration shall be conducted in Denver, Colorado, for resolution by a single arbitrator acceptable to both parties.  The award of such arbitrator shall be final and binding on the parties, and may be enforced by any court of competent jurisdiction. In the event of arbitration to resolve a Dispute, the prevailing party shall be entitled to recover its attorney’s fees and other out-of-pocket costs incurred in connection therewith from any non-prevailing party involved therein.

16.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

17.	Waiver

If one party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given.  If either party fails to exercise or delays exercising any of its rights or remedies under this Agreement, the party retains the right to enforce that term or provision at a later time.

18.	Severability

If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable, and such provision shall be modified, amended or limited only to the extent of necessary to render it valid and enforceable.

19.	Entire Agreement and Modification

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of this Agreement with respect to its subject matter. This Agreement may not be amended, except in writing signed by both parties.

Verecloud, Inc.

By: /s/ John McCawley
       John McCawley
Title: Chief Executive Officer

ChangeWave Corporation, dba NBT Communications.

By: /s/ Tobin S. Smith
       Tobin S. Smith
Title: Chief Executive Officer

 EXHIBIT A

ChangeWave Corporation, dba NBT Communications
Investor Relations Proposal September 30, 2010

Set forth below are the Services ChangeWave Corporation, dba NBT Communications ("NBT) shall provide to Verecloud, Inc. ("Verecloud") during the Term of its Professional Services Agreement with Verecioud ("PSA") effective November 1, 2010.

Shareholder Marketing and Awareness Campaign

(1) NBT will work with Verecioud to create a retail and institutional technology investor awareness and shareholder marketing sales system to include

a. Effective Investor Presentation
b. Institutional investor "book"---due diligence presentation
c. Investor conference presentation
d. Retail shareholder Facebook and Twitter sites and messaging

(2) NBT Research LLC will create complete research report on VCLD and quarterly updates

(3) NBT Communications will create and distribute a retail investor "Special Report" on Verecloud and cloud computing".with quarterly updates.

(4) NBT will distribute NBT Research to retail and institutional investors via its 25,000 subscribers to it various investment research products on a monthly basis

(5) NBT will work to create a unique market positioning strategy for Verecloud in the cloud computing space and communicate the positioning to various investor constituencies

(6) NBT will schedule and manage investor conference engagements for Verecloud

(7) NBT will target appropriate investment managers and analysts for one-onone presentations and virtual road show presentations as directed by Verecloud

(8) Tobin Smith will act as spokesman for Verecloud where directed in media, investment conferences and media appearances. He will endeavor to generate cloud computing industry and telco analyst coverage for Verecloud from personal industry and analyst relationships.

(9) NBT will produce a series of video interviews with Verecloud CEO with quarterly updates (production and hosting costs not included). These interviews will be conducted by Tobin Smith and streamed from various NBT video channels and sites.

(10) At Verecloud's direction, our affiliate NBT Capital LLC will contact and develop strategic relationships business and/or private capital sources for Verecloud under separate agreement.

Facebook/Twitter Shareholder Management

With the advance written approval of Verecloud on messages and communications approaches, NBT will on a day-to-day basis run the Verecloud Group Facebook fan page and a Twitter page, with emphasis on 24/7 contact with investors on the Facebook site to educate and satisfy Verecloud shareholders.

NBT will run the sites and Twitters daily, in accordance with Verecloud direction and messaging approval.

Web Site/Eletter Sponsorship

Verecloud will be premier sponsor on NBT managed investor relation sites including NBT.com, Mobilelnternetlnvestor.com and Cloudinvestor.com All messages that go out to subscribers and all visitors to the site will see various Verecloud messages with a landing page that downloads a Special Report on Verecloud to investors. Verecloud will have prior approval on the meaning and implications of sponsorship, and must approve in advance all Verecloud messages on the sites.

Verecloud Articles

NBT's team of ex-Dow Jones WSJ reporters will write at least 4 new articles on Verecloud during the Term of the PSA and work on coverage of the Verecloud story within the Dow Jones/Newscorp world in addition to other financial media. Verecloud will have the right to review and approve all such articles, before they are submitted for publication.

Press Releases

If so directed by Verecloud, NBT will manage the press release process to Business Wire and NBT's mailing list, as needed.